Exhibit 99.1

November 17, 2004.

Note: This press release contains unaudited consolidated results. The results are established under French Generally Accepted Accounting Principles (French GAAP).

Vivendi Universal Reports Quarterly Operating Results in Strong Progress
And Raises its Full Year Adjusted Net Income Guidance to above €1.2 billion

Third quarter 2004

•	Revenues of €4,703 million. On a comparable [1] basis, revenues were up 6%.

•	Operating income of €866 million. On a comparable [1] basis, operating income was up 19%.

•	Adjusted net income [2] of €586 million, versus €206 million in 2003.

•	Net income [3] of €776 million, versus €131 million in 2003.

•	Consolidated cash-flow from operations [4] of €1,369 million. On a comparable [1] basis, consolidated cash flow from operations was up 42%.

•	Proportionate cash-flow from operations [5] of €829 million. On a comparable [1] basis, proportionate cash flow from operations was up 56%.

First nine months of 2004

•	Revenues of €16,094 million. On a comparable [1] basis, revenues were up 5%.

•	Operating income of €2,684 million. On a comparable [1] basis, operating income was up 26%.

•	Adjusted net income [2] of €1,053 million, versus €192 million in 2003.

•	Net loss [3] of €1,082 million, versus a loss of €501 million. This result was negatively impacted by the non-cash foreign currency translation adjustment on the NBC-Universal transaction (€2,105 million).

•	Consolidated cash-flow from operations [4] of €3,856 million. On a comparable [1] basis, consolidated cash flow from operations was up 32%.

•	Proportionate cash-flow from operations [5] of €2,516 million. On a comparable [1] basis, proportionate cash flow from operations was up 60%.

•	Financial net debt [6] of €5.5 billion on September 30, 2004, versus €12.8 billion on September 30, 2003.

[1]	Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003. Cash-flow from operations (consolidated and proportionate) on a comparable basis does not include NBC Universal’s dividends in 2004.

[2]	Adjusted net income is detailed in Appendix V. Adjusted net income mainly does not include goodwill amortization, gain (loss) on businesses sold, net of provisions and other, and non-operating, non-recurring items, financial provisions, realized losses net of financial provisions taken previously, income tax and minority interests on adjustments. This result takes into account part of the benefit from the Consolidated Global Profit Tax System, as from January 1, 2004.

[3]	This result takes into account the benefit of the Consolidated Global Profit Tax System, as from January 1, 2004.

[4]	Net cash provided by operating activities after capital expenditures and before financing costs and taxes.

[5]	Defined as cash-flow from operations excluding minority interests.

[6]	French GAAP gross debt less cash and cash equivalents.

Vivendi Universal raises its adjusted net income guidance and maintains its operating and financial net debt guidance for full year 2004:

•	Adjusted net income [2]: above €1.2 billion.

•	Operating income: strong growth on a pro forma basis [7], close to 2003 on an actual basis, in spite of VUE’s deconsolidation.

•	Cash-flow from operations: growth on a pro forma basis [7], slight decline on an actual basis, in spite of a significantly reduced scope.

•	Financial net debt [6] below €5 billion (when including the proceeds from the sale of Veolia Environnement shares).

Following a presentation of the 2004 full year positive outlook, the Board of Vivendi Universal indicated on September 29, 2004, that it may, at the appropriate time, propose a dividend which should not be lower than €0.50 per share to be paid in 2005 based on 2004 earnings.

Comments on the Group’s earnings:

Revenues

Vivendi Universal’s consolidated revenues for the third quarter of 2004 amounted to €4,703 million. On a comparable basis 1, third quarter 2004 revenues for Vivendi Universal increased 6%, and 7% at constant currency.

Vivendi Universal Entertainment (VUE) was deconsolidated as of May 11, 2004 as the result of the closing of the NBC-Universal transaction.

For the first nine months of 2004, Vivendi Universal reported revenues of €16,094 million. On a comparable basis 1, revenues were up 5% and 7% at constant currency.

This good performance was achieved through the return to revenue growth at Universal Music Group and Canal+ Group and the continued revenue growth at SFR Cegetel Group and Maroc Telecom.

Operating income

For the third quarter 2004, Vivendi Universal operating income amounted €866 million. On a comparable 1 basis, operating income was up 19%.

Vivendi Universal’s consolidated operating income for the first nine months of 2004 amounted to €2,684 million compared with €2,573 million for the first nine months of 2003. On a comparable basis 1, operating income increased by 26%.

This performance was mainly achieved through the significant improvement of Canal+ Group operating income, the positive operating income at Universal Music Group and the continued operating income growth at SFR Cegetel Group and Maroc Telecom, despite higher operating loss recorded by VUG.

Financing expense

For the third quarter 2004, financing expense was almost divided by two from €154 million in 2003 to €82 million this quarter.

From the third quarter of 2003 to the same period this year, average gross debt decreased from €15.2 billion to €6.9 billion, mainly resulting from the NBC-Universal transaction (approximately €5.3 billion impact on net debt). Over the same period, average interest rate also decreased from 5.26% to 4.34%.

For the first nine months of 2004, financing expense amounted to €389 million compared with €531 million for the same period in 2003. Over the same periods, average gross debt decreased to €9.9 billion from €17.2 billion.

[7]	The pro forma information illustrates the effect of the divestitures of VUE in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

Income tax expense

On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. This request has been granted and notified on August 23, 2004, for a five year period beginning with the taxable year 2004. As a consequence, as of September 30, 2004, the impact of this agreement corresponded to a tax saving of €750 million (of which €362 million related to the current fiscal year included in the adjusted net income).

For the third quarter 2004, income tax expense showed a profit of €427 million compared with an expense of -€212 million for the same period last year.

For the first nine months of 2004, income tax expense totalled -€244 million compared with -€845 million for the same period in 2003.

Net income

For the third quarter of 2004, net income amounted to €776 million or €0.72 per share (basic) compared to a net income of €131 million or €0.12 per share (basic) for the same period last year.

For the first nine months of 2004, net loss amounted to €1,082 million or -€1.01 per share (basic and diluted) compared to a net loss of €501 million or -€0.47 per share (basic and diluted) in the first nine months of 2003. This result was negatively impacted by the non-cash foreign currency translation adjustment on the NBC-Universal transaction (€2,105 million).

Adjusted net income 2

For the third quarter 2004, the adjusted net income increased by €380 million to €586 million, versus €206 million for the same period last year.

This increase, in spite of the decrease in operating income due to the Group’s scope reduction (divestitures of 80% of VUE, Canal+ Group non-core assets and others), is mainly driven by the positive income tax impact and the decrease in financing expense.

For the first nine months of 2004, the adjusted net income increased by €861 million to achieve €1,053 million, versus €192 million for the same period last year.

Comments on operating income for Vivendi Universal’s Media and Telecom businesses:

Media activity (as fully consolidated at 100%)

For the third quarter 2004, Media businesses have generated €96 million of operating income, up 33% on a comparable basis and up 39% on a comparable 1 basis at constant currency.

For the first nine months of 2004, Media businesses have generated €162 million of operating income, up 47% on a comparable basis and up 38% on a comparable basis at constant currency.

Canal+ Group (100% Vivendi Universal economic interest):

Significant improvement in Canal+ Group’s operating income, up 16%, for the first nine months of 2004, on a comparable basis 8.

Canal+ Group reported third quarter operating income of €96 million compared to €133 million in 2003. Neutralizing the effect of changes in scope of consolidation 8 the operating income decreased compared to the same period in 2003, mainly due to a different timing in programming costs (broadcasting cost of the Athens Olympic Games in August) and in movies releases, as well as the impact of the subscribers management and recruitment costs.

Canal+ Group reported nine months operating income of €303 million compared to €378 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, period-on-period growth came to 16% 8.

The operating income of the Group’s core business, French pay-television, was slightly up compared to the same period last year. Canal+’s churn rate continued its decrease during the period (-1.7 point), highlighting the solid momentum of the premium channel. CanalSatellite, driven by its revenues growth, confirmed and reinforced its French leadership. In parallel, the Group’s movie business increased its operating income compared to last year, benefiting from the releases of successful movies (Les Rivières Pourpres 2, Podium, Fahrenheit 9/11).

Universal Music Group (92% Vivendi Universal economic interest):

For the first nine months of 2004, UMG significantly improved its operating income to €44 million

For the third quarter 2004, UMG’s operating income of €29 million was up compared to operating income of €4 million last year reflecting the margin on higher sales, lower marketing expenses and the other results of the company’s cost reduction program partly offset by the planned acceleration of catalog amortization, restructuring expenses and a further impairment charge of €10 million at UMG’s Music Clubs in the U.K. and France.

For the first nine months of 2004, UMG’s operating income amounted to €44 million compared to a reported loss in 2003 of €38 million. This improvement was driven by lower Artist & Repertoire (A&R) and marketing costs, reductions in overheads and selling expenses and a lower depreciation charge. This more than offset higher amortization costs, reflecting a planned reduction in the period that music and music publishing catalogs were amortized from 20 to 15 years, restructuring costs and a cumulative impairment charge of €28 million recorded at UMG’s Music Clubs in the U.K. and France.

Major new releases for the remainder of the year include new albums from Ashanti, Andrea Bocelli, Daniel Bedingfield, Busted, Elton John, Eminem, Gwen Stefani and U2 in addition to Greatest Hits from the Bee Gees, George Strait, Ronan Keating, Shania Twain and Toby Keith.

Vivendi Universal Games (99% Vivendi Universal economic interest):

For the third quarter of 2004, Vivendi Universal Games started to cut operating losses.

For the third quarter 2004, VUG’s operating loss was €29 million, essentially cutting the operating loss in half (representing a 50% growth or a 48% growth at constant currency) despite lower net sales. This improvement was driven by lower operating expenses relating to the global turnaround plan.

[8]	Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux etc...) as if these transactions had occurred at the beginning of 2003.

For the first nine months of 2004, VUG’s operating loss was €185 million compared to a loss of €110 million in 2003. The 2004 operating income includes the beginning of the favorable results of these cost reductions, but they are offset by heavy one-time costs associated with such turnaround plan (approximately €85 million). The one-time costs include write-offs of certain projects and titles, along with a significant level of restructuring expenses associated with the cost of a material reduction in the staff count in North America, down by approximately 40% since the beginning of the year.

Furthermore, at the end of 2003, VUG strengthened capitalization criteria of internal development costs. As a result, most internal development costs are now expensed as incurred. Had this strengthening of capitalization criteria actually occurred at the beginning of 2003, it would have had an approximate negative impact of €24 million on operating income on the first nine months of 2003.

Telecom activity (as fully consolidated at 100%)

For the third quarter 2004, Telecom businesses have generated €809 million of operating income, up 13% on a comparable basis.

For the first nine months of 2004, Telecom businesses have generated €2,313 million of operating income, up 16% on a comparable basis.

SFR Cegetel Group (approximately 56% Vivendi Universal economic interest):

For the first nine months of 2004, SFR Cegetel Group’s operating income grew 17% on a comparable 9 basis to €1,799 million.

SFR Cegetel Group operating income for the third quarter of the year grew 15% (14% on a comparable basis 9) to €613 million.

Mobile telephony operating income grew 20% 10 (also 20% on a comparable basis 9) to €642 million, thanks to the 9% revenues growth (11% on a comparable basis 9) and to continued strong control of customer costs.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the growth in revenues and the recording of positive non recurring items amounting to €4 million, Cegetel recorded operating losses of €29 million for the third quarter of 2004, compared to a loss of €5 million for the same period in 2003, (and to a profit of €2 million on a comparable basis).

For the first nine months of 2004, SFR Cegetel Group operating income grew 19% (17% on a comparable basis 9) to €1,799 million.

Mobile telephony operating income grew 20% 10 (also 20% on a comparable basis 9) to €1,831 million, thanks to the 10% revenues growth (12% on a comparable basis 9), continued strong control of customer costs and the recording of €42 million of positive non recurring items. As a consequence, the growth in operating income observed at the end of September cannot be extrapolated to the rest of the year.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the 41% growth in revenues (7% on a comparable basis 9) and the recording of positive non-recurring items amounting to €30 million, Cegetel recorded operating losses of €32 million for the first nine months of 2004, compared to a loss of €7 million for the same period in 2003 (and to a profit of €19 million on a comparable basis 9).

Maroc Telecom (35% Vivendi Universal economic interest):

For the first nine months of 2004, Maroc Telecom operating income grew 12% to €514 million.

Maroc Telecom Group consolidated operating income grew 13% (+11% at constant currency on a comparable basis 11) to €196 million on the third quarter mainly with a strong growth of revenues (+14%).

[9]	Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred on January 1, 2003.

[10]	Please note that because of the merger of SFR and Cegetel Groupe SA and also to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel Group’s breakdown of results by business differs from figures published in 2003.

[11]	Comparable basis illustrates the effect of the full consolidation of Mauritel as if it had occurred on January 1, 2003.

For the first nine months of 2004, Maroc Telecom Group consolidated operating income grew 12% (+14% at constant currency on a comparable basis) to €514 million. The good performance of revenues (+10%) emphasized by the accounting of €20 million positive non-recurring items was partially reduced by an increase in the acquisition cost of new customers.

Analyst Conference Details

Analyst Conference (Media invited on a listen only basis).

Speaker: Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer

Wednesday November 17, 2004 at 3.00 pm (Paris Time), 2.00 pm (London Time) and 9.00 am (EST).

Conference Call details (access code: 153012):
Dial-in (France): + 33 (0)1.70.70.81.98
Dial-in (UK): + 44 (0)207.984.7582
Dial-in (US toll-free): (1)866.239.0750
or Dial-in (US): +00 (1)718.354.1158
For your convenience, please dial-in 10 minutes prior to the call time.

A replay service will be available for seven days (access code: 153012):
France: +33 (0)1. 70.70.82.10
UK: +44 (0)207.984.7578
US: (1)866.239.0765 or +00 (1)718.354.1112

Web cast details:
The meeting / call will also be available via an audio web cast at:
http://finance.vivendiuniversal.com

Important disclaimer:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the reduction of Vivendi Universal’s indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; actual cash flow and net debt figures differ from the estimated targets described above; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

CONTACTS :

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45
New York	New York
Flavie Lemarchand	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

APPENDIX I

VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS BY BUSINESS SEGMENT
(French GAAP, unaudited)

Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

	3rd quarter ended September 30,				Nine months ended September 30,
				% Change				% Change
				at				at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€831	€831	0%	1%	€2,584	€2,489	4%	4%
Universal Music Group	1,164	1,115	4%	8%	3,233	3,283	-2%	3%
Vivendi Universal Games	63	77	-18%	-14%	211	317	-33%	-28%

Media	€2,058	€2,023	2%	4%	€6,028	€6,089	-1%	2%
SFR Cegetel Group	2,188	1,982	10%	10%	6,301	5,647	12%	12%
Maroc Telecom	440	399	10%	12%	1,241	1,135	9%	12%

Telecom	€2,628	€2,381	10%	11%	€7,542	€6,782	11%	12%
Other (a)	(6)	12	na*	na*	(7)	20	na*	na*

Total Vivendi Universal	€4,680	€4,416	6%	7%	€13,563	€12,891	5%	7%

Operating Income (Loss)
Canal+ Group	€92	€123	-25%	-24%	€292	€251	16%	17%
Universal Music Group	29	4	x7	x8	44	(38)	na*	na*
Vivendi Universal Games	(29)	(58)	50%	48%	(185)	(110)	-68%	-80%

Media	€92	€69	33%	39%	€151	€103	47%	38%
SFR Cegetel Group	613	538	14%	14%	1,799	1,541	17%	17%
Maroc Telecom	196	178	10%	11%	523	467	12%	14%

Telecom	€809	€716	13%	13%	€2,322	€2,008	16%	16%
Holding & corporate	(61)	(59)	-3%	-5%	(173)	(213)	19%	16%
Other (a)	19	(7)	na*	na*	30	(42)	na*	na*

Total Vivendi Universal	€859	€719	19%	20%	€2,330	€1,856	26%	25%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

APPENDIX II

VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT AS PUBLISHED
(French GAAP, unaudited)

	3rd quarter ended		Nine months ended
	September 30,		September 30,
(In millions of euros )	2004	2003	2004	2003
Revenues
Canal+ Group	€850	€969	€2,689	€3,184
Universal Music Group	1,164	1,115	3,233	3,283
Vivendi Universal Games	63	77	211	317

Media	€2,077	€2,161	€6,133	€6,784
SFR Cegetel Group	2,188	1,941	6,301	5,553
Maroc Telecom	440	387	1,210	1,101

Telecom	€2,628	€2,328	€7,511	€6,654
Other (a)	(2)	109	123	434

Total Vivendi Universal	€4,703	€4,598	€13,767	€13,872

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	—	1,305	2,327	4,267
VUP assets sold in 2003 (c)	—	—	—	128

Total Vivendi Universal	€4,703	€5,903	€16,094	€18,267

Operating Income (Loss)
Canal+ Group	€96	€133	€303	€378
Universal Music Group	29	4	44	(38)
Vivendi Universal Games	(29)	(58)	(185)	(110)

Media	€96	€79	€162	€230
SFR Cegetel Group	613	531	1,799	1,515
Maroc Telecom	196	174	514	457

Telecom	€809	€705	€2,313	€1,972
Holding & corporate	(61)	(59)	(173)	(213)
Other (a)	22	(26)	45	(114)

Total Vivendi Universal	€866	€699	€2,347	€1,875

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	—	197	337	692
VUP assets sold in 2003 (c)	—	—	—	6

Total Vivendi Universal	€866	€896	€2,684	€2,573

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Comareg sold in May 2003.

APPENDIX III

VIVENDI UNIVERSAL
PRO FORMA REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
(French GAAP, unaudited)

The pro forma information illustrates the effect of the divestitures of VUE in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

	3rd quarter ended September 30,				Nine months ended September 30,
				%				%
				Change at				Change at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€850	€969	-12%	-11%	€2,689	€2,873	-6%	-6%
Universal Music Group	1,164	1,115	4%	8%	3,233	3,283	-2%	3%
Vivendi Universal Games	63	77	-18%	-14%	211	317	-33%	-28%

Media	€2,077	€2,161	-4%	-1%	€6,133	€6,473	-5%	-3%
SFR Cegetel Group	2,188	1,941	13%	13%	6,301	5,553	13%	13%
Maroc Telecom	440	387	14%	15%	1,210	1,101	10%	12%

Telecom	€2,628	€2,328	13%	13%	€7,511	€6,654	13%	13%
Other(a)	(2)	109	na*	na*	123	434	-72%	-70%

Total Vivendi Universal	€4,703	€4,598	2%	4%	€13,767	€13,561	2%	3%

Operating Income (Loss)
Canal+ Group	€96	€133	-28%	-28%	€303	€265	14%	14%
Universal Music Group	29	4	x7	x8	44	(38)	na*	na*
Vivendi Universal Games	(29)	(58)	50%	48%	(185)	(110)	-68%	-80%

Media	€96	€79	22%	25%	€162	€117	38%	30%
SFR Cegetel Group	613	531	15%	15%	1,799	1,515	19%	19%
Maroc Telecom	196	174	13%	14%	514	457	12%	15%

Telecom	€809	€705	15%	15%	€2,313	€1,972	17%	18%
Holding & corporate	(61)	(59)	-3%	-5%	(173)	(213)	19%	16%
Other(a)	22	(26)	na*	na*	45	(114)	na*	na*

Total Vivendi Universal	€866	€699	24%	24%	€2,347	€1,762	33%	33%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

APPENDIX IV

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF INCOME
(French GAAP, unaudited)

3rd quarter ended			Nine months ended
September 30,			September 30,
2004	2003	(In millions of euros, except per share amounts)	2004		2003
€4,703	€5,903	Revenues		€16,094	€18,267
€866	€896	Operating income		€2,684	€2,573
(82)	(154)	Financing expense		(389)	(531)
—	(50)	Other financial expenses, net of provisions	(a)	(426)	(339)

€(82)	€(204)	Financing and other expenses, net		€(815)	€(870)

		Income before gain (loss) on businesses sold, net of
€784	€692	provisions, and other, income taxes, equity interest,		€1,869	€1,703
		goodwill amortization and minority interests
(61)	144	Gain (loss) on businesses sold, net of provisions, and other	(b)	(1,657)	481
427	(212)	Income tax expense	(c)	(244)	(845)

€1,150	€624	Income before equity interest, goodwill amortization and		€(32)	€1,339
		minority interests
31	(20)	Equity in (losses) earnings of unconsolidated companies	(d)	187	(87)
—	—	Equity loss in Veolia Environnement impairment	(e)	—	(190)
(129)	(159)	Goodwill amortization		(412)	(625)
(8)	(39)	Impairment losses		(19)	(161)

€1,044	€406	Income (loss) before minority interests		€(276)	€276
(268)	(275)	Minority interests		(806)	(777)

€776	€131	Net Income (loss)		€(1,082)	€(501)

€0.72	€0.12	Income (loss) per basic share		€(1.01)	€(0.47)

1,072.2	1,071.7	Weighted average common shares outstanding (in millions)	(f)	1,071.9	1,070.8

(a)	In 2004, includes the cost related to the redemption of High Yield Notes (-€303 million).

(b)	In 2004, mainly includes the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for €1,739 million net of a -€2,105 million foreign currency translation adjustment (with no impact on cash position and on shareholders’ equity) as well as gain on the divestiture of other entities, net of provisions (+€181 million). For the third quarter, includes a non-cash additional expense of €88 million resulting from balance sheet adjustments related to the divestiture of 80% of VUE and to the investment of 20% in NBC Universal.

(c)	In 2004, following its admission to the French Consolidated Income Tax Regime as from January 1, 2004, Vivendi Universal has recorded a tax saving of €750 million.

(d)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €57 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(e)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(f)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at September 30, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,215.6 million common shares as at September 30, 2004. The financial instruments with potential dilution effect that were in the money at that date represented approximately 105.1 million common shares out of 143.7 million common shares to be potentially issued.

APPENDIX V

VIVENDI UNIVERSAL
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME
(French GAAP, unaudited)

3rd quarter ended September 30,					Nine months ended September 30,
2004	2003	Change	(In millions of euros)		2004	2003	Change
€776	€131	645	Net income (loss)	(a)	€(1,082)	€(501)	(581)
			Adjustments
11	(33)	44	Financial provisions and amortization of deferred financial charges	(b)	132	(407)	539
1	77	(76)	Realized losses, net of financial provisions taken previously	(b)	5	469	(464)
—	8	(8)	Other non-operating, non-recurring items	(b)(c)	303	145	158

€12	€52	(40)	Subtotal impact on other financial expenses, net of provisions	(b)	€440	€207	233
61	(144)	205	Loss (gain) on businesses sold, net of provisions, and other	(a)	1,657	(481)	2,138
—	—	—	Equity loss in Veolia Environnement impairment	(a)	—	190	(190)
129	159	(30)	Goodwill amortization	(a)	412	625	(213)
8	39	(31)	Impairment losses	(a)	19	161	(142)
(388)	—	(388)	Income tax expense	(d)	(366)	47	(413)
(12)	(31)	19	Minority interests on adjustments		(27)	(56)	29

€586	€206	380	Adjusted net income		€1,053	€192	861

(a)	As reported in the consolidated statement of income.

(b)	The table presents the detail of the impact of the adjustments on other financial expenses, net of provisions:

3rd quarter ended September 30, 2004					Nine months ended September 30, 2004
Financial					Financial
provisions and		Other non-			provisions and		Other non-
amortization of		operating,			amortization of		operating,
financial		non-			financial		non-
deferred	Realized	recurring	Net		deferred	Realized	recurring	Net
charges	losses	items	impact	(In millions of euros)	charges	losses	items	impact
€—	—	€—	€—	Mark-to-market of interest rate swaps	€—	€—	€—	€—
(22)	—	—	(22)	Mark-to-market of DuPont shares	(42)	—	—	(42)
—	—	—	—	Provision on SNCF put option on Cegetel S.A.S	(35)	—	—	(35)
(5)	—	—	(5)	Amortization of deferred financial charges	(66)	—	—	(66)
—	—	—	—	Cost related to the redemption of High Yield Notes	—	—	(303)	(303)
16	(1)	—	15	Other	11	(5)	—	6

€(11)	€(1)	€—	€(12)	Total	€(132)	€(5)	€(303)	€(440)

(c)	In 2004, includes the cost related to the redemption of High Yield Notes for -€303 million. In 2003, includes the losses related to the settlement of put options on treasury shares (-€104 million) and the fees related to the implementation of the group’s refinancing plan (-€41 million).

(d)	Includes the neutralization of the deferred tax asset induced by the expected tax saving for 2005 fiscal year (i.e. €388 million) recognized as a result of Vivendi Universal’s permission to use the Consolidated Global Profit System as of January 1, 2004. Indeed, only tax savings on 2004 fiscal year (i.e. €362 million) are included in the adjusted net income.

APPENDIX VI

VIVENDI UNIVERSAL
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
(French GAAP, unaudited)

	September 30	December 31,
(In millions of euros)	2004	2003
ASSETS
Goodwill, net	€16,776	€17,789
Other intangible assets, net	6,248	11,778
Fixed assets and investments	7,889	10,997

Total long-term assets	30,913	40,564

Other current assets	8,833	11,498
Cash and cash equivalents	1,231	2,858

Total current assets	10,064	14,356

TOTAL ASSETS	€40,977	€54,920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Total shareholders’ equity	12,656	11,923
Minority interests	3,123	4,929
Other equity	1,000	1,000
Other non-current liabilities	3,721	5,261
Gross debt	6,750	14,423
Deferred taxes liabilities	3,656	5,123
Accounts payable	10,071	12,261

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	€40,977	€54,920

FINANCIAL NET DEBT

	September 30
(In millions of euros)	2004	2003	Change
Gross debt	€6,750	€14,963	€(8,213)
Cash and cash equivalents	(1,231)	(2,173)	942

Financial Net Debt	€5,519	€12,790	€(7,271)

FINANCIAL NET DEBT MATURITY

		Payments due in
			Between	Between
	Total as of	Before	September 2005	September 2006	After
	September	September	and September	and September	September
(In millions of euros)	30, 2004	2005	2006	2009	2009
Gross debt	€6,750	€2,063	€1,266	€3,268	€153
Cash and cash equivalents	(1,231)	(1,231)	—	—	—

Financial Net Debt	€5,519	€832	€1,266	€3,268	€153

APPENDIX VII

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

			Nine months ended September 30,		Year ended
					December 31,
(In millions of euros)			2004 (a)	2003 (a)	2003(a)

Cash flow — operating activities:
Net loss			€(1,082)	€(501)	€(1,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			1,748	2,263	4,759
Equity loss in Veolia Environnement impairment			—	190	203
Financial provisions and provisions related to businesses sold	(b	)	6	(407)	(1,007)
Gain on sale of property, plant and equipment and financial assets, net			1,692	(195)	47
Equity in (losses) earnings of unconsolidated companies	(c	)	(187)	87	(72)
Deferred taxes			(797)	35	(842)
Minority interests			806	777	1,212
Dividends received from unconsolidated companies	(d	)	355	55	59
Changes in assets and liabilities, net of effect of acquisitions and divestitures			987	(151)	670

Net cash provided by operating activities			3,528	2,153	3,886
Cash flow — investing activities:
Capital expenditures			(1,007)	(979)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets			232	367	477
Purchases of investments	(e	)	(401)	(4,332)	(4,422)
Sales of investments	(e	)	3,011	1,394	1,408
Net decrease (increase) in financial receivables			13	160	140
Sales (purchases) of marketable securities			(30)	48	49

Net cash provided by (used for) investing activities			1,818	(3,342)	(3,900)
Cash flow — financing activities:
Net increase (decrease) in short-term borrowings			(3,059)	(4,805)	(7,259)
Proceeds from issuance of borrowings and other long-term debt			1,030	6,257	5,657
Principal payment on borrowings and other long-term liabilities			(3,373)	(4,646)	(1,947)
Net proceeds from issuance of common shares			15	70	71
Sales (purchases) of treasury shares			—	(100)	(98)
Cash dividends paid			(1,649)	(773)	(737)

Net cash provided by (used for) financing activities			(7,036)	(3,997)	(4,313)
Foreign currency translation adjustment			63	64	(110)

Change in cash and cash equivalents			€(1,627)	€(5,122)	€(4,437)

Cash and cash equivalents:
Beginning			€2,858	€7,295	€7,295

Ending			€1,231	€2,173	€2,858

(a)	Includes 100% of SFR, Maroc Telecom and Vivendi Universal Entertainment (until May 11, 2004) which are controlled by Vivendi Universal with a 56%, 51% and 92% voting interest respectively and a 56%, 35% and 86% ownership interest respectively.

(b)	For the nine months ended September 30, 2004, comprises financial provisions reported in “other financial expenses, net of provisions” (-€66 million) and provisions reported in “gain (loss) on businesses sold, net of provisions, and other” (€60 million).

(c)	Includes the reversal of equity in earnings of sold subsidiaries.

(d)	These dividends have no impact on Vivendi Universal net income. As at September 30, 2004, they include, among other, the dividends received from NBC Universal. In compliance with the terms of the combination agreement signed between Vivendi Universal, General Electric and NBC, Vivendi Universal reimbursed all the cash generated by VUE between October 1, 2003 and May 11, 2004 (i.e. €629 million). In June, Vivendi Universal received a dividend of €224 million from NBC Universal corresponding to 20% of the cash generated by NBC and VUE from October 1, 2003 to May 11, 2004. This dividend has been recognized in net cash provided by operating activities while the consolidated cash flow statement includes 100% of VUE until its deconsolidation on May 11, 2004. On September 29, 2004, Vivendi Universal received a second dividend of €78 million corresponding to 20 % of the cash generated by NBC Universal from May 12, 2004 to July 31, 2004.

(e)	Includes net cash from acquired and divested companies.

[12]	Before Universal Studios Holding Corp’s minority interests.

APPENDIX VIII

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

						Retained Earnings and Others
			Common shares		Additional Paid-in	Retained	Cumulative Foreign Currency Translation				Shareholders’
(In millions of euros)			Number	Amount	Capital	Earnings	Adjustment	Total			Equity
			(Thousands)
Balance at December 31, 2003			1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—			€11,923
Net loss for the period			—	—	—	(1,082)	—	(1,082)	(a	)	(1,082)
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE			—	—	—	—	2,105	2,105	(a	)	2,105
Foreign currency translation adjustment			—	—	—	—	(164)	(164)			(164)
Impact of the implementation of CRC Rule 04-03	(b	)	—	—	—	(95)	—	(95)			(95)
Conversion of ex-Seagram exchangeables			921	5	68	(73)	—	(73)			—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan			833	4	11	—	—	—			15
Treasury shares cancelled (incl. stripped shares)			(714)	(4)	(11)	15	—	15			—
Release of revaluation surplus and other			—	—	—	(46)	—	(46)			(46)

Balance at September 30, 2004			1,072,559	€5,898	€6,098	€2,469	€(1,809)	€660			€12,656

(a)	In accordance with accounting principles, upon the divestiture of 80% of its interests in VUE, Vivendi Universal reclassified to net income in proportion to the divested economic interests the foreign cumulative translation adjustment related to VUE recorded as a reduction of shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

(b)	As a result of the application of the CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of real estate since January 1, 2004.